FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

June 11, 2008

Commission File Number: 333-119497

MECHEL OAO

(Translation of registrant’s name into English)

Krasnoarmeyskaya 1,

Moscow 125993

Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐   No ☒

Note: Regulation S-T Rule 101(b)(c) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐   No ☒

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

MECHEL ANNOUNCES NEW APPOINTMENTS

Neryungri-Novosibirsk-Moscow, Russia – June 11, 2008 – Mechel OAO (NYSE: MTL), one of the leading Russian mining and metals companies, announces three appointments to executive positions at its subsidiaries.

Vladimir Dronov (54) was appointed General Director of Mechel’s Yakutugol OJSHC coal mining subsidiary, succeeding Igor Khafizov.  Previously, Mr. Dronov was Director for Technical Policy at Yakutugol OJSHC.  Mr. Khafizov (40), who headed this subsidiary, now becomes the Chief Executive Officer of Mechel Mining OAO, a new Mechel’s subsidiary founded in April 2008.

Prior to being appointed General Director at Yakutugol OJSHC, Mr. Dronov was Director for Technical Policy of Yakutugol OJSHC from 2007.  From 2006 to 2007, he was Deputy General Director for Long Term Business Development and Technical Policy of Yakutugol OJSHC.  He was Director of Yakutugol’s Neryungri Open Pit Mine from 2001 to 2006, and the Head of the Production Directorate of Yakutugol State Unitary Enterprise’s Office from 1997 to 2001.  From 1979 to 1997, Mr. Dronov held various positions at Yakutugol SUE’s Neryungri Open Pit Mine, his most recent position there being Deputy Director for Production.  He was overman of Excavation Special Constriction Directorate No. 16 of the Yakutuglestroy complex of enterprises in 1978-1979 and engineer of Rosdorstroymaterialy complex of enterprises in Tula, Russia, in 1977-1978.

Mr. Dronov graduated from the Tula Polytechnic Institute with a degree in Mining Engineer, and graduated from the Academy of National Economy under the Government of the Russian Federation with a degree in management.  Mr. Dronov has received several awards from the Russian Federation coal industry, including honored worker of the Republic of Sakha (Yakutia) national economy and a Full Cavalier of the Miner’s Glory badge.  He is also the recipient of the badge of honor from the Russian Coal Miners’ Trade Union (Rosugleprof).

Prior to his appointment as Chief Executive Officer of Mechel Mining OAO, Mr. Khafizov was General Director at Yakutugol OJSH since December 2007.  Previously, Mr. Khafizov held positions in Mechel’s Southern Kuzbass OAO coal mining subsidiary as Managing Director from February 2006 to May 2008; Mechel’s Korshunov Mining Plant OAO iron ore mining subsidiary as Managing Director from January 2006 to February 2006; and Mechel’s Korshunov Mining Plant OAO iron ore mining subsidiary as its General Director from 2003 to 2006. From 1992 to 2003, he held various positions at Mechel’s Korshunov Mining Plant. Mr. Khafizov graduated from Urals Mining Institute with a degree in Mining Engineer. He is a recipient of the “Miner of Russia” gold badge.

On May 28, 2008, Mechel OAO registered its newly founded Mechel Ferroalloys Management Company OOO subsidiary, which will be engaged in the operational management of Mechel’s ferroalloy assets.  Mechel’s Chief Operating Officer, Alexey Ivanushkin (45), was appointed Chief Executive Officer of this subsidiary.

Mr. Ivanushkin has been Mechel’s Chief Operating Officer since 2004.  From March 2003 to January 2004, he was Chief Executive Officer of Mechel Steel Group OAO.  He has been Chairman of the Board of Directors at Mechel’s Chelyabinsk Metallurgical Plant OAO’s subsidiary since 2002. From 1999 to 2002, Mr. Ivanushkin served as General Director of the

Chelyabinsk Metallurgical Plant. From 1993 to 1999, he was Director of the ferrous metals and ferroalloy department of the Moscow office at Glencore International AG.  From 1984 to 1992, he worked as an economist with various import-export organizations under the Ministry of Foreign Commerce and the Ministry of Foreign Economic Relations of the Soviet Union.

Mr. Ivanushkin graduated from Moscow State University of Foreign Relations (MGIMO) with a degree in economics and international affairs.   In 2003, he became the laureate of “The Best Manager in the Industrial Sector” award.

***

Mechel OAO
Ilya Zhitomirsky

Phone: + 7 495 221 88 88

ilya.zhitomirsky@mechel.com

***

Mechel is one of the leading Russian companies.  Its business includes three segments: mining, steel, and power. Mechel unites producers of coal, iron ore concentrate, nickel, steel, rolled products, hardware, heat and electric power. Mechel products are marketed domestically and internationally.

***

Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MECHEL OAO

By:	/s/ Igor Zyuzin

Name:	Igor Zyuzin

Title:	CEO

Date:  June 11, 2008